

Mail Stop 3561

May 5, 2010

Peter I. Lynch, President
Winn-Dixie, Inc.
5050 Edgewood Court
Jacksonville, FL 32224-3699

> **Re:** **Winn-Dixie, Inc.**
> **Form 10-K for Fiscal Year Ended June 24, 2009**
> **Filed August 24, 2009**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed September 21, 2009**
> **File No. 1-3657**

Dear Mr. Lynch:

We have reviewed your responses to our letter dated March 22, 2010 and have the following comment. In our comment below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revision. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 16

1. We note your response to comment 1 in our letter dated March 22, 2010. We also note in your response that the compensation committee considered the greater responsibilities and the competitive market for chief executive officer compensation levels in setting Mr. Lynch's compensation. Please provide a discussion of these considerations and any other factors that would help a stockholder to understand why your chief executive officer's total compensation, as set forth in the Summary Compensation Table, appears to be based on policies and decisions are materially different than for the other executive officers.

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As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director